

December 20, 2013

<u>Via E-mail</u>
Peter Anevski
Executive Vice President and
Chief Financial Officer
111 Eighth Avenue
New York, NY 10011

      **Re:**    **WebMD Health Corp.**
             **Form 10-K for Fiscal Year Ended December 31, 2012**
             **Filed March 1, 2013**
             **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
             **Filed April 30, 2013**
             **Form 10-Q for the Period Ended March 31, 2013**
             **Filed May 10, 2013**
             **Form 10-Q for the Period Ended June 30, 2013**
             **Filed August 9, 2013**
             **File No. 001-35337**

Dear Mr. Anevski:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief